Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on August 11, 2025
NFA ID 0446315 MUFG SECURITIES EMEA PLC
Submitted by KARTIK PAREKH (PAREKHK)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   SEC

Case Information

Case Number	3-22504
Case Status	FINAL
Date Resolved	August 2025

Sanctions imposed
OTHER: CIVIL MONETARY PENALTY, CEASE & DESIST, CENSURE & REVIEW BY EXTERNAL COMPLIANCE CONSULTANT

Comments

MUSE entered into a settlement with the SEC and an Order Instituting Administrative and Cease-And-Desist Proceedings, Pursuant to Sections 15(F)(1)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the "SEC Order") on August 6, 2025. For a summary of the circumstances surrounding the settlement please see the SEC Order provided herein. MUSE neither admits nor denies the findings therein.

Supporting Documentation

Description	MUSE SETTLEMENT ORDER AUGUST 2025
File Name	MUSE Settlement Order August 2025.pdf